UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-40370

BITFARMS LTD.

(Translation of registrant’s name into English)

110 Yonge Street, Suite 1601, Toronto, Ontario, Canada M5C 1T4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐       Form 40-F ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BITFARMS LTD.

By:	/s/ Rachel Silverstein
	Name:	Rachel Silverstein
	Title:	General Counsel

Date: February 24, 2026

FORM 6-K EXHIBIT INDEX

Exhibits

Exhibit No.	Description
99.1	Notice of Special Meeting of Shareholders and Management Proxy Circular dated February 17, 2026.
99.2	Letter of Transmittal for the Special Meeting of Shareholders on March 20, 2026
99.3	Form of Proxy for the Special Meeting of Shareholders on March 20, 2026
99.4	Letter to Shareholders
99.5	Press release dated Feburary 24, 2026

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